UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2023 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Results of Extraordinary Shareholder’s Meeting

On February 15, 2023, NLS Pharmaceutics Ltd., or the Registrant, convened its Extraordinary Shareholder’s Meeting, or the Meeting. At the Meeting, a quorum was present, and the shareholders of the Registrant approved all agenda items that were described in the Registrant’s notice of meeting and proxy statement for the Meeting, which were included in Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Registrant furnished to the Securities and Exchange Commission, or the SEC, on January 23, 2023.

Amended and Restated Articles of Association

Following a respective resolution by the board of directors of the Registrant, dated February 14, 2023, regarding a share capital increase from authorized share capital, the Registrant filed a first amendment to its Articles of Association, or the Articles, with the commercial registry of the Canton of Zurich, Switzerland, reflecting the increase of the share capital by CHF 64,857.74 through the issuance of 3,242,887 registered shares, which are fully paid-in, with a nominal value of CHF 0.02 each, and thus increasing its total outstanding share capital to CHF 713,435.60 which is divided into 35,671,780 registered shares.

On February 15, 2023, the Registrant filed a second amendment to the Articles, or the Amendment with the commercial registry of the Canton of Zurich, Switzerland, reflecting amongst others (i) the creation of a capital band with an upper limit of CHF 1,070,153.40, which authorizes the Registrant’s board of directors to increase the share capital at any time until February 15, 2028, once or several times, by a maximum of CHF 356,717.80, resulting in a capital increase of up to 17,835,890 shares up to the upper limit of the capital band; and (ii) the increase of the conditional share capital for shareholders’ options to a maximum of CHF 314,535.80 through the issuance of not more than 15,726,790 registered shares.

The foregoing description of the Articles and the Amendment are qualified in their entirety by reference to the Articles and Amendment filed as Exhibit 99.1 and Exhibit 99.2, respectively, hereto, which is incorporated herein by reference.

This report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Amended and Restated Articles of Association.
99.2	Amendment to Amended and Restated Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: February 21, 2023	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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